Exhibit 8.1

Subsidiaries of Silicon Motion Technology Corporation

Name of Entity	Jurisdiction of Incorporation
FCI Inc.	Korea
Silicon Motion K.K.	Japan
Silicon Motion Korea Ltd.	Korea
Silicon Motion Technology (HK) Ltd	Hong Kong
Silicon Motion, Inc.	California
Silicon Motion, Inc.	Taiwan
Silicon Motion, Inc. (Beijing)	China
Silicon Motion, Inc. (Shanghai)	China
Silicon Motion, Inc. (Shenzhen)	China
Shannon Systems	China